EXHIBIT 7.1

Statement Explaining How Certain Ratios Were Calculated in the Annual Report

The operating expenses ratio of Guangshen Railway Company Limited, or the Company, is the ratio of its total railway operating expenses in 2017 (in the amount of RMB15,850.1 million, compared to RMB14,561.8 million in 2016) to its railroad and related business revenue in 2017 (in the amount of RMB17,294.9 million, compared to RMB16,170.3 million in 2016).